UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 August 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

H2 FY16 RESULTS

FOR THE SIX MONTHS AND YEAR ENDED
30 JUNE 2016





Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

KEY FEATURES

Year on year

- 6% increase in underground recovered grade
- 54% reduction in net debt to R1.08 billion (61% to US$74 million)

- Net profit of R949 million (US$64 million)
- Dividend of 50 SA cents (4 US cents)

- Headline earnings per share (HEPS) of 221 SA cents (15 US cents)
- Enhancing our portfolio of copper-gold assets

		6 months ended June 2016 (H2FY16)	6 months ended December 2015 (H1FY16)	% Variance	Year ended June 2016	Year ended June 2015	% Variance
Gold produced	– kg	15 974	17 681	(10)	33 655	33 513	–
	– oz	513 576	568 459	(10)	1 082 035	1 077 466	–
Cash operating costs	– R/kg	413 796	372 358	(11)	392 026	369 203	(6)
	– US$/oz	836	851	2	841	1 003	16
Gold sold	– kg	15 900	17 742	(10)	33 642	34 332	(2)
	– oz	511 198	570 417	(10)	1 081 615	1 103 793	(2)
Underground grade	– g/t	4.88	5.16	(5)	5.02	4.75	6
Total costs and capital	– R/kg	484 167	430 417	(12)	455 929	442 895	(3)
	– US$/oz	978	983	1	978	1 203	19
All-in sustaining costs*	– R/kg	492 792	444 884	(11)	467 526	453 044	(3)
	– US$/oz	996	1 016	2	1 003	1 231	19
Gold price received	– R/kg	605 476	490 773	23	544 984	449 570	21
	– US$/oz	1 223	1 121	9	1 169	1 222	(4)
Production profit	– R million	3 092	1 992	55	5 084	2 802	81
	– US$ million	201	146	38	350	245	43
Basic earnings/(loss) per share	– SAc/s	320	(102)	>100	218	(1 044)	>100
	– USc/s	21	(7)	>100	15	(86)	>100
Headline earnings/(loss)	– Rm	1 412	(449)	>100	964	(821)	>100
	– US$m	92	(33)	>100	66	(68)	>100
Headline earnings/(loss) per share	– SAc/s	324	(103)	>100	221	(189)	>100
	– USc/s	21	(8)	>100	15	(16)	>100
Exchange rate	– R/US$	15.39	13.62	13	14.50	11.45	27

* Excludes share-based payment charge.

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2016 will be available on our website (www.harmony.co.za/investors) on 26 October 2016. Mineral resource and reserve information as at 30 June 2016 is included in this report.

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2016	437 299 479
Issued ordinary share capital at 31 December 2015	436 789 929
Issued ordinary share capital at 30 June 2015	436 187 133

MARKET CAPITALISATION	
At 30 June 2016 (ZARm)	22 945
At 30 June 2016 (US$m)	1 567
At 31 December 2015 (ZARm)	6 813
At 31 December 2015 (US$m)	440
At 30 June 2015 (ZARm)	6 800
At 30 June 2015 (US$m)	560

HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 July 2015– 30 June 2016) for ordinary shares	62.89
12-month low (1 July 2015– 30 June 2016) for ordinary shares	7.92
12-month high (1 July 2015– 30 June 2016) for ADRs	4.17
12-month low (1 July 2015 – 30 June 2016) for ADRs	0.53

FREE FLOAT	
	100%

ADR RATIO	
	1:1

JSE LIMITED	HAR
Range for six months (1 January – 30 June 2016 closing prices)	R15.60 – R62.89
Average daily volume for the six months (1 January – 30 June 2016)	2 934 226 shares
Range for previous six months (1 July – 31 December 2015 closing prices)	R7.92 – R19.89
Average daily volume for the previous six months (1 July – 31 December 2015)	1 968 724 shares
Range for year (1 July 2015 – 30 June 2016 closing prices)	R7.92 – R62.89
Average daily volume for the year (1 July 2015 – 30 June 2016)	2 441 859 shares
Range for the previous year (1 July 2014 – 30 June 2015 closing prices)	R15.32 – R38.50
Average daily volume for the previous year (1 July 2014 – 30 June 2015)	1 700 854 shares

NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for six months (1 January – 30 June 2016 closing prices)	US$1.06 – US$4.17
Average daily volume for the six months (1 January – 30 June 2016)	5 306 179
Range for previous six months (1 July – 31 December 2015 closing prices)	US$0.53 – US$1.34
Average daily volume for the previous six months (1 July – 31 December 2015)	2 778 343
Range for year (1 July 2015 – 30 June 2016 closing prices)	US$0.53 – US$4.17
Average daily volume for the year (1 July 2015 – 30 June 2016)	4 027 274
Range for the previous year (1 July 2014 – 30 June 2015 closing prices)	US$1.31 – US$3.29
Average daily volume for the previous year (1 July 2014 – 30 June 2015)	2 989 247

INVESTORS' CALENDAR	
Release of Harmony's Integrated Annual Report of FY16	26 October 2016
Annual General Meeting	25 November 2016

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

P T Motsepe* *Chairman*
M Motloba*^ *Deputy chairman*
P W Steenkamp *Chief executive officer*
F Abbott *Financial director*
H E Mashego *Executive director*
F F T De Buck*^ *Lead independent director*
J A Chissano*1^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican

INVESTOR RELATIONS

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za

SOUTH AFRICAN SHARE TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR[2] DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
[2] ADR: American Depository Receipts

SPONSOR

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

REGISTRATION NUMBER

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labor disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

CONTENTS

PAGE	
1	Shareholder information and contact details
2	Competent person's declaration
3	Message from the chief executive officer
6	Summary update of Harmony's mineral resources and mineral reserves
8	Notice of cash dividend
9	Operating results – six monthly comparisons (Rand/Metric) (US$/Imperial)
11	Operating results – year on year (Rand/Metric) (US$/Imperial)
14	Condensed consolidated income statements (Rand)
15	Condensed consolidated statements of comprehensive income (Rand)
15	Condensed consolidated statements of changes in equity (Rand)
16	Condensed consolidated balance sheets (Rand)
17	Condensed consolidated cash flow statements (Rand)
18	Notes to the condensed consolidated financial statements
24	Segment report (Rand/Metric)
25	Condensed consolidated income statements (US$)
25	Condensed consolidated statements of comprehensive income (US$)
26	Condensed consolidated statements of changes in equity (US$)
27	Condensed consolidated balance sheets (US$)
28	Condensed consolidated cash flow statements (US$)
29	Segment report (US$/Imperial)
30	Development results – Metric and Imperial

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:

Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 21 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff

Physical address:
Randfontein Office park
Corner of Main Reef Road and Ward Avenue
Randfontein
South Africa

Postal address:
P.O. Box 2
Randfontein
1760
South Africa

Resources and reserves of Papua New Guinea:

Gregory Job, BSc, MSc, who has 28 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job

Physical address:
Level 2
189 Coronation Drive
Milton, Queensland 4064
Australia

Postal address:
PO Box 1562
Milton, Queensland
4064
Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Harmony is driven by excellence. We have a proactive approach to safety and health, with excellent operational and management teams, a world-class exploration team, we lead environmental rehabilitation in South Africa and we continued to differentiate ourselves through quality grade management, increasing underground grade for the fourth consecutive year – this year by 6% to 5.02g/t.

Our revenue increased by 19% on the back of a 21% increase in the R/kg gold price, combined with achieving our production guidance of approximately 1.1 million ounces. Net debt was reduced by 54% to R1.08 billion (61% to US$74 million). Having turned around the previous year's headline loss to headline earnings of 221 SA cents (15 US$ cents), we felt it prudent to declare a dividend of 50 SA cents (refer to dividend notice on page 8). Harmony remains well positioned to benefit from a strong R/kg gold price.

We continue to have a positive view on the strength of the gold price, with cash certainty being key in times of extreme market volatility. The gold hedge was a necessary short-term step to secure margins at some of our higher-cost operations and creates certainty for a portion of our future cash flows. It enables us to further reduce our debt and strengthen our balance sheet.

SAFETY

Sadly, in spite of recording an overall improvement in our safety performance for the year, we had ten fatalities – nine in South Africa (SA) and one in Papua New Guinea (PNG), compared with nine fatalities in the previous year (eight in SA and one in PNG).

Year on year, our lost time and reportable injury frequency rates improved and are in line with the industry's milestone requirements. During the year – to further assist management in ensuring that safety standards are followed and regulations are adhered to, and to increase awareness regarding safe behaviour – we established a second-level safety assurance team, reporting to our central safety structure. Training and safety awareness campaigns continue at all of our operations.

YEAR-ON-YEAR OPERATIONAL RESULTS

Our total gold production for FY16 increased by 142kg (0.4%) to 33 655kg, compared to 33 513kg in FY15. Gold production in South Africa increased by 4% year on year, if the Target 3 operation (placed on care and maintenance) in FY15 is excluded.

The following operations increased their gold production year on year:

- *Phakisa,* by 870kg (28%), as a result of milling 75 000t (12%) more and increasing recovered grade by 14% to 5.81g/t (FY15: 5.10g/t);
- *Tshepong,* by 753kg (18%), as a result of a 10% (96 000t) rise in milled tonnes and a 7% improvement in recovered grade to 4.62g/t (FY15: 4.31g/t);
- *Bambanani,* by 105kg (4%), as a result of a 2% increase in recovered grade to 12.99g/t (FY15: 12.70g/t);
- *Doornkop,* by 67kg (3%), due to a 4% (27 000t) increase in tonnes milled and in spite of a 2% decrease in recovered grade to 4.33g/t;
- *Joel*, by 20kg, through an increase in recovered grade of 2% to 4.20g/t, while volume remained stable year on year;
- *Unisel*, by 9kg, a consequence of a 2% (7 000t) increase in tonnes milled, with volume and grade remaining stable;
- *the dumps*, by 203kg (24%), through improved tonnes milled (13%) and recovered grade (9%).

The following operations reported lower gold production for the year:

- *Hidden Valley wa*s down 686kg (23%), due to a 19% decrease in recovered grade to 1.31g/t (FY15: 1.61g/t) and a 5% decrease in tonnes. Some 33 production days were lost during the September 2015 quarter when operations were suspended due to a fatality in July 2015. The December 2015 quarter was affected by poor grade and road closures, which restricted mining activity.
- *Target 1* was 437kg (11%) lower due to a 10% decrease in recovered grade to 4.58g/t (FY15: 5.11g/t). The operation was adversely affected by safety stoppages during the March 2016 quarter.
- *Kalgold* was down 95kg (8%), a result of recovered grade decreasing by 7% to 0.75g/t (FY15: 0.81g/t) and in spite of tonnes milled increasing by 1% (7 000t).
- *Kusasalethu*, 90kg (2%) lower, was negatively affected by a planned stoppage to upgrade its infrastructure. A 26% (240 000t) decrease in tonnes milled however was partially offset by a 33% increase in the recovered grade to 5.78g/t (FY15: 4.35g/t).
- *Phoenix* was down 63kg (7%) due to a 14% decrease in recovered grade to 0.12g/t (FY15: 0.14g/t), which was partially offset by a 4% (220 000t) increase in tonnes milled.
- *Masimong* was 31kg down due to having milled 20 000t (3%) less than in FY15.

Target 3 was placed on care and maintenance during FY15 and produced no gold in FY16.

YEAR-ON-YEAR FINANCIAL RESULTS

Higher gold production, together with a higher average Rand gold price received, delivered a 19% increase in revenue of R18.3 billion (decrease by 6% to US$1.27 billion). The average Rand gold price increased by 21% to R544 984/kg (R449 570/kg in FY15), due to a 27% weakening of the Rand against the US dollar to US$/R14.50 (offsetting the 4% decrease in the average gold price received to US1 169/oz).

Production profit increased to R5.084 billion, up 81% from R2.802 billion in FY15 (increased by 43% to US$350 million), after accounting for a 7% increase in cash operating costs (R821 million) (decrease of US$171 million or 16%). Operating costs were higher due to increases in labour costs, electricity and contractor costs at our South African operations.

Overall, cost increases were lower than inflation, with all-in sustaining cost (AISC) for all operations increasing by only 3% to R467 526/kg, compared to R453 044/kg in FY15 (decreased by 19% to US$1 003/oz compared to US$1 231/oz in FY15).

Annual adjustments recorded include the net reversal of an impairment of R43 million (US$3 million) (which consists of a reversal of impairment of R738 million (US$50 million) on Doornkop, offset by an impairment of R466 million (US$32 million) on Hidden Valley and R229 million (US$16 million) on Masimong) and a rehabilitation provision change in estimate credit of R110 million (US$7 million).

In FY16 a net profit of R949 million (US$64 million) was recorded compared to a net loss of R4.5 billion (US$374 million) in FY15 and consequently, headline earnings amounted to 221 SA cents per share (15 US cents per share) compared to a headline loss of 189 SA cents per share (16 US cents per share) for FY15.

HEDGING ACTIVITY

Currency hedging

Since February 2016, Harmony initiated and maintained a foreign exchange hedging programme. Hedging is in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rands. The nominal value of the hedging contracts as at 30 June 2016 was US$500 million. The hedging contracts are spread over a 12 month period, and are summarised as follows:

	H1 FY17	H2 FY17
Sold call options		
Nominal	US$250 million	US$250 million
Average strike price	R18.57	R17.97
Lowest strike price	R17.93	R16.92
Highest strike price	R19.08	R19.08
Purchased put option		
Nominal	US$250 million	US$250 million
Average strike price	R15.56	R15.53
Lowest strike price	R15.40	R15.10
Highest strike price	R15.80	R16.10

Gold hedging

To create cash certainty, we entered into short-term gold forward sale contracts during July 2016 for 432 000oz over a period of 24 months, representing approximately 20% of our total production. The sharp increase in the R/kg gold price provided us with an opportunity to lock in 20% of our gold sales at a very attractive average rate of approximately R682 000/kg. The breakdown of gold forward sale contracts entered into post year end are as follows:

		H1	H2
FY17	Kgs	3 049	3 360
	Average R/kg	R645 121	R666 888
FY18	Kgs	3 360	3 360
	Average R/kg	R692 836	R720 374
FY19	Kgs	311	
	Average R/kg	R725 499	

The limited size and duration of the hedge means shareholders retain full upside exposure on 80% of Harmony's gold production for the next two years, after which they will have 100% exposure to the gold price.

MINERAL RESOURCES AND RESERVES

Harmony owns significant gold ore deposits. Attributable gold equivalent mineral resources as declared at 30 June 2016, were 105.2Moz, a 4.6% decrease year on year. The total gold contained in the mineral resources at the South African operations represents 55.2% of the company's total, with the Papua New Guinea (PNG) operations representing 44.8% of Harmony's total gold and gold equivalent mineral resources.

Our attributable gold and gold equivalent mineral reserves amounted to 36.9Moz of gold, a 13.3% decrease year on year. The gold reserve ounces in South Africa represent 45.4% while the PNG gold and gold equivalent ounces represent 54.6% of our total mineral reserves. See pages 6 to 8 for our resources and reserves statement.

GOLPU

The joint venture is pursuing a conventional process of applying for a special mining lease under the PNG Mining Act, targeted to be lodged in the first quarter of FY17.

EXPLORATION

Kili Teke

Worldwide, new greenfield copper-gold discoveries are scarce. Our exploration strategy in PNG remains to create long term value for shareholders by enhancing and developing our world-class portfolio of copper-gold assets, at industry leading discovery costs – less than $US10 per equivalent gold ounce.

Kili Teke is a prolific complex with multiple mineralised intrusive events. The revised mineral resource estimate for Kili Teke comprises 222Mt at 0.35% copper, 0.25 g/t gold and 170 ppm molybdenum containing 782 000t copper, 1.75Moz of gold and 38 000t molybdenum. The updated resource has grown 50% to 6Moz on a gold equivalent basis[1] compared to the November 2015 model. Refer to the website (www.harmony.co.za) for a detailed annexure related to the Kili Teke resource update.

---

1 Gold equivalent based on US$1 150 per ounce gold, and US$3 per pound of copper and assumes 100% recovery of all metals.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER (CONTINUED)

South Africa

Exploration drilling is planned at Tshepong, Phakisa, Doornkop, Target 1 and Kalgold.

NEW DRAFT MINING CHARTER

A new draft of the broad-based socio-economic empowerment charter for the South African mining industry (Mining Charter) was published by the Minister of Mineral Resources on 15 April 2016. We are actively participating in the discussions on the provisions of the new charter to ensure that the interests of all our stakeholders are protected.

STAKEHOLDER RELATIONS

Stronger margins helped us to continue to meet our social and environmental commitments, substantiating our holistic approach to mining in the interests of all of our stakeholders and our status as a responsible miner. Harmony has – and continues to – make a difference:

- to shareholders – creating value by operating profitably and growing our margins
- to our employees – ensuring that they are safe and healthy
- to communities – participating in local economic development, limiting and mitigating our impact on the environment
- to government – contributing to the national fiscus

By conducting our business efficiently, profitably and sustainably, Harmony creates shared value for all stakeholders, enabling it to contribute to improved education, build infrastructure, provide healthcare, stimulate local economies and rehabilitate the environment.

OBJECTIVE FOR THE NEXT THREE YEARS

Maintaining and growing our margins efficiently are essential to sustaining our business and meeting our strategic objectives.

Harmony has shown that it can successfully operate as a gold miner and explorer in both South Africa and PNG. The board has supported a three-year strategy in which we plan to grow Harmony's production to approximately 1.5Moz, producing gold at an all-in sustaining cost of $950/oz, through:

- growing, nurturing and developing our core assets
- harvesting operations that are high cost and have a short life
- developing Golpu Stage 1
- expanding in South Africa, into Africa and PNG
- assessing organic growth opportunities

In the next year, we plan to produce approximately 1 050 000 ounces at about $1 100/oz (~R495 000/kg at an exchange rate of R14.00). Through operational excellence, adhering to our company values, applying mining discipline, further increasing our productivity, creating an enabling environment and grade cut-off, we believe that the guidance is realistic and achievable. We will not mine areas that are unsafe or at grades lower than planned.

Our management teams are geared to deliver. On executive level, I am well supported by an experienced, competent team and on operational level, my two chief operating officers will ensure safe, profitable production. I have no doubt that Harmony's current momentum will be upheld.

Harmony has a strong investment case, being one of the few gold mining companies increasing its underground grade, with one of the lowest debt:EBITDA ratios in the gold mining industry making a real and lasting difference in the communities adjacent to our mines and growing our gold-copper ounces at industry leading discovery costs.

Peter Steenkamp

Chief Executive Officer

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2016

Harmony's statement of mineral resources and mineral reserves as at 30 June 2016 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.

This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Report on 26 October 2016, which will be available at www.harmony.co.za/investors. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2016.

Harmony uses certain terms in the summary such as 'measured', 'indicated' and 'inferred' resources, which the United States' Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commissio n. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/investors/reporting/20f on 26 October 2016.

INTRODUCTION

Gold mining and gold production are central to Harmony's existence. Maintaining and growing our margins efficiently are essential to sustaining our business and meeting our strategic objectives. This includes delivering safely on our operational plans, reducing costs, improving productivity and maximising revenue.

We are devoted to improving the company's operational performance. Our values are entrenched in everything we do – safety, accountability, achievement, being connected and honest – and they inform our decisions and our actions. Realistic planning supports our strategy to optimise assets – our ore bodies, our infrastructure and our people. This will ensure safer, more profitable production. Our life of mine plans for financial year 2017 were done in line with this approach.

Harmony – Total

The company's attributable gold and gold equivalent mineral resources are declared as 105.2Moz as at 30 June 2016, a 4.6% decrease year on year from the 110.3Moz declared as at 30 June 2015. The total gold contained in the mineral resources at the South African operations represents 55.2% of the company total, with the Papua New Guinea (PNG) operations representing 44.8% of Harmony's total gold and gold equivalent mineral resources as at 30 June 2016.

Harmony's attributable gold and gold equivalent mineral reserves amounts to 36.9Moz, a 13.3% decrease from the 42.6Moz declared at 30 June 2015. The gold reserve ounces in South Africa represent 45.4% while the PNG gold and gold equivalent ounces represent 54.6% of Harmony's total mineral reserves as at 30 June 2016.

SOUTH AFRICA

South African underground operations

The company's mineral resources at the South African underground operations as at 30 June 2016 are 48.6Moz (162.1Mt at 9.32g/t), a decrease of 19.9% year on year from the 60.6Moz (217.2Mt at 8.68g/t) declared as at 30 June 2015. This decrease is mainly due to depletion and reduced resources at Unisel and Masimong. There was also a reduction at Doornkop due to the low grade South Reef to the east of the mine that has been removed from the declaration.

The company's mineral reserves at the South African underground operations as at 30 June 2016 are 9.7Moz (54.1Mt at 5.55g/t), a decrease of 35.7% year on year from the 15.0Moz (80.3Mt at 5.82g/t) declared as at 30 June 2015. The decrease is due to normal depletion and the revised Kusasalethu life of mine plan. The shorter life of mine plan at Kusasalethu optimises the mine's cash flow at a higher grade and creates a much stronger margin, providing us with the option to consider the feasibility to access the high grade VCR payshoot below infrastructure in the future.

South African surface operations, including Kalgold

The company's mineral resources at the South African surface operations as at 30 June 2016 are 9.5Moz (1 085.2Mt at 0.27g/t) which is materially the same as at the 30 June 2015 (1 082.3Mt at 0.27g/t). The company's mineral reserves at the South African surface operations as at 30 June 2016 are 7.1Moz (840.3Mt at 0.26g/t), in line with the 7.1Moz (835.9Mt at 0.26g/t) declared at 30 June 2015.

PAPUA NEW GUINEA (PNG)

Papua New Guinea operations

The company's attributable gold and gold equivalent mineral resources at the PNG operations as at 30 June 2016 are 47.1Moz, an increase of 17.1% year on year from the 40.2Moz declared as at 30 June 2015. This increase is due to resources declared at Kili Teke and increases due to gold equivalent ratios that changed due to new long term commodity prices used.

The company's gold and gold equivalent mineral reserves at the PNG operations as at 30 June 2016 are 20.2Moz, a decrease of 1.8% year on year from the 20.5Moz declared as at 30 June 2015.

ASSUMPTIONS

In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:

- A gold price of US$1 150/oz
- An exchange rate of R/US$12.85
- The above parameters resulted in a rand gold price of R475 000/kg for the South African assets.
- The Hidden Valley mine and Golpu project in the Morobe Mining Joint Venture used commodity prices of US$ 1 150/oz Au, US$15.00/oz Ag, US$5.00/lb Mo and US$3.00/lb Cu at an exchange rate of US$0.80 per A$.
- Gold equivalent ounces are calculated assuming US$1 150/oz Au, US$3.00/lb Cu and US$15.00/oz Ag, and assuming a 100% recovery for all metals.

Harmony's South African mineral resources and reserves at Tshepong, Phakisa, Kalgold and the group statement were independently reviewed by The Mineral Corporation for compliance to SAMREC. The mineral resources of the Hidden Valley operation were independently reviewed by SRK Consulting Engineers and Scientists and Golpu was independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in JORC.

Note: Au= gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz= million ounces

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES (CONTINUED) AS AT 30 JUNE 2016

Mineral Resources: gold and gold equivalents	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA underground	55.3	9.83	17 475	61.1	9.08	17 846	45.7	9.03	13 248	162.1	9.32	48 569
SA surface incl Kalgold	346.2	0.28	3 146	664.0	0.25	5 266	75.0	0.44	1 051	1 085.2	0.27	9 463
Total South Africa	**401.5**		**20 621**	**725.2**		**23 111**	**120.6**		**14 299**	**1 247.3**		**58 031**
Hidden Valley*	1.3	1.09	47	36.4	1.62	1 898	1.1	1.28	47	38.9	1.59	1 991
Wafi-Golpu system*	–	–	–	400.7	0.86	11 051	99.1	0.74	2 358	499.9	0.83	13 409
Kili Teke	–	–	–	–	–	–	221.5	0.25	1 751	221.5	0.25	1 751
Total Papua New Guinea	**1.3**		**47**	**437.2**		**12 949**	**321.8**		**4 155**	**760.3**		**17 151**
Total gold Resources	**402.8**		**20 668**	**1 162.4**		**36 060**	**442.4**		**18 454**	**2 007.6**		**75 182**
Hidden Valley – gold equivalent ounces*	1.3		11	35.0		450	1.0		14	37.3		475
Wafi-Golpu – gold equivalent ounces*	–		–	344.0		21 469	87.8		3 559	431.8		25 028
Kili Teke	–		–	–		–	221.5		4 494	221.5		4 494
Total gold equivalent Resources*	**1.3**		**11**	**379.0**		**21 919**	**310.3**		**8 067**	**690.6**		**29 997**
Total Harmony gold and gold equivalent Resource**	**402.8**		**20 679**	**1162.4**		**57 979**	**442.4**		**26 521**	**2 007.6**		**105 179**

Mineral Resources: silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	1.3	21.52	882	35.0	30.72	34 526	1.0	31.69	1 057	37.3	30.43	36 466
	Measured			**Indicated**			**Inferred**			**Total**		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu	–	–	–	344.0	1.09	8 232	67.9	0.85	1 273	411.9	1.05	9 505
Nambonga	–	–	–	–	–	–	19.9	0.21	92	19.9	0.21	92
Kili Teke	–	–	–	–	–	–	221.5	0.35	1 723	221.5	0.35	1 723
Total	**–**	**–**	**–**	**344.0**	**1.09**	**8 232**	**309.3**	**0.45**	**3 088**	**653.3**	**0.79**	**11 320**

Mineral Reserves: gold and gold equivalents	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA Underground	37.6	5.81	7 008	16.6	4.96	2 645	54.1	5.55	9 654
SA Surface including Kalgold	261.0	0.28	2 384	579.4	0.25	4 720	840.4	0.26	7 104
Total South Africa	**298.5**		**9 393**	**596.0**		**7 365**	**894.5**		**16 758**
Hidden Valley*	1.3	1.09	47	12.5	1.67	671	13.8	1.62	718
Golpu system*	–	–	–	189.6	0.91	5 522	189.6	0.91	5 522
Total Papua New Guinea	**1.3**		**47**	**202.0**		**6 193**	**203.4**		**6 239**
Total gold Reserves	**299.9**		**9 440**	**798.0**		**13 558**	**1 097.9**		**22 997**
Hidden Valley – gold equivalent ounces*	1.3		12	11.5		167	12.7		178
Golpu – gold equivalent ounces*	–		–	189.6		13 741	189.6		13 741
Total gold equivalent Reserves*	**1.3**		**12**	**201.0**		**13 908**	**202.3**		**13 919**
Total Harmony gold and gold equivalent Reserves**	**299.9**		**9 451**	**798.0**		**27 465**	**1 097.9**		**36 916**

Mineral Reserves: silver and copper (used in equivalent calculations)	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	1.3	21.52	882	11.5	34.69	12 789	12.7	33.37	13 671
	Proved			**Probable**			**Total**		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu	–	–	–	189.6	1.26	5 269	189.6	1.26	5 269

* *Represents Harmony's equity portion of 50%.*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.*

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA

Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 (12) 841-1075; Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY

P.O. Box 61127, Marshalltown, 2107
Gauteng Province, South Africa
Telephone: +27 (011) 834-1273/7;
Facsimile: +27 (011) 838-5923/8156
http://www.saimm.co.za/

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY

PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 3 9658 6100; Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON

Harmony's South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In PNG Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

NOTICE OF CASH DIVIDEND

DECLARATION OF ORDINARY DIVIDEND NO. 86

The board has approved and declared a final dividend of 50 SA cents per ordinary share in respect of the year ended 30 June 2016.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;

• The local Dividends Tax rate is 15% (fifteen per centum);

• The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;

• The net local dividend amount is 42.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;

• Harmony currently has 437 299 479 ordinary shares in issue (which includes 572 296 treasury shares); and

• Harmony Gold Mining Company Limited's income tax reference number is 9240/012/60/0.

A dividend No. 86 of 50 SA cents per ordinary share, being the dividend for the year ended 30 June 2016, has been declared payable on Monday, 19 September 2016 to those shareholders recorded in the books of the company at the close of business on Friday, 16 September 2016. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 16 September 2016.

Last date to trade ordinary shares *cum* dividend is Tuesday, 13 September 2016

Ordinary shares trade ex-dividend Wednesday, 14 September 2016

Record date Friday, 16 September 2016

Payment date Monday, 19 September 2016

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 14 September 2016 and Friday, 16 September 2016, both dates inclusive, nor may any transfers between registers take place during this period.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) (US$/IMPERIAL)

		Six months ending	Underground production Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani
Ore milled	– t'000	Jun-16	**286**	**316**	**330**	**535**	**301**	**359**	**106**
		Dec-15	382	314	356	553	349	380	126
Gold produced	– kg	Jun-16	**1 874**	**1 356**	**1 962**	**2 506**	**1 098**	**1 299**	**1 217**
		Dec-15	1 989	1 374	2 026	2 525	1 334	2 088	1 796
	– oz	Jun-16	**60 250**	**43 597**	**63 080**	**80 570**	**35 301**	**41 764**	**39 127**
		Dec-15	63 948	44 175	65 137	81 181	42 889	67 131	57 743
Yield	– g/tonne	Jun-16	**6.55**	**4.29**	**5.95**	**4.68**	**3.65**	**3.62**	**11.48**
		Dec-15	5.21	4.38	5.69	4.57	3.82	5.49	14.25
Cash operating costs	– R/kg	Jun-16	**493 474**	**393 324**	**359 707**	**378 718**	**472 507**	**474 139**	**330 966**
		Dec-15	463 958	381 921	331 657	354 907	389 369	300 044	225 845
	– $/oz	Jun-16	**997**	**795**	**727**	**765**	**955**	**958**	**669**
		Dec-15	1 060	872	758	811	889	685	516
Cash operating costs	– R/tonne	Jun-16	**3 233**	**1 688**	**2 139**	**1 774**	**1 724**	**1 716**	**3 800**
		Dec-15	2 416	1 671	1 887	1 621	1 488	1 649	3 219
Gold sold	– Kg	Jun-16	**1 806**	**1 314**	**1 955**	**2 496**	**1 095**	**1 323**	**1 212**
		Dec-15	2 016	1 398	2 036	2 533	1 337	2 096	1 803
	– oz	Jun-16	**58 064**	**42 247**	**62 855**	**80 248**	**35 205**	**42 535**	**38 967**
		Dec-15	64 816	44 946	65 459	81 437	42 986	67 388	57 967
Revenue	(R'000)	Jun-16	**1 094 106**	**793 872**	**1 184 626**	**1 513 124**	**662 784**	**800 723**	**733 943**
		Dec-15	983 659	686 256	1 001 761	1 242 604	654 888	1 032 532	883 332
Cash operating costs	(R'000)	Jun-16	**924 771**	**533 348**	**705 746**	**949 067**	**518 813**	**615 907**	**402 786**
		Dec-15	922 812	524 760	671 938	896 140	519 418	626 491	405 617
Inventory movement	(R'000)	Jun-16	**(43 481)**	**(25 720)**	**(4 988)**	**(7 011)**	**(2 906)**	**632**	**(977)**
		Dec-15	12 174	14 318	2 469	5 886	2 614	6 938	3 877
Operating costs	(R'000)	Jun-16	**881 290**	**507 628**	**700 758**	**942 056**	**515 907**	**616 539**	**401 809**
		Dec-15	934 986	539 078	674 407	902 026	522 032	633 429	409 494
Production profit	(R'000)	Jun-16	**212 816**	**286 244**	**483 868**	**571 068**	**146 877**	**184 184**	**332 134**
		Dec-15	48 673	147 178	327 354	340 578	132 856	399 103	473 838
Production profit	($'000)	Jun-16	**13 824**	**18 594**	**31 432**	**37 095**	**9 541**	**11 964**	**21 574**
		Dec-15	3 575	10 808	24 040	25 011	9 756	29 309	34 796
Capital expenditure	(R'000)	Jun-16	**196 209**	**115 874**	**162 445**	**167 480**	**57 328**	**160 994**	**52 850**
		Dec-15	163 303	91 753	160 618	139 378	52 961	161 344	53 306
	($'000)	Jun-16	**12 745**	**7 527**	**10 552**	**10 879**	**3 724**	**10 458**	**3 433**
		Dec-15	11 992	6 738	11 795	10 235	3 889	11 848	3 915
Cash Operating Cost and Capital	– R/kg	Jun-16	**598 175**	**478 777**	**442 503**	**445 549**	**524 719**	**598 076**	**374 393**
		Dec-15	546 061	448 699	410 936	410 106	429 070	377 316	255 525
	– $/oz	Jun-16	**1 209**	**967**	**894**	**900**	**1 060**	**1 208**	**756**
		Dec-15	1 247	1 025	939	937	980	862	584
All-in sustaining* costs	– R/kg*	Jun-16	**614 069**	**486 741**	**453 534**	**456 159**	**546 615**	**604 176**	**375 987**
		Dec-15	558 006	461 175	420 099	420 902	450 047	388 367	256 670
	– $/oz*	Jun-16	**1 241**	**983**	**916**	**922**	**1 104**	**1 221**	**760**
		Dec-15	1 275	1 053	960	961	1 028	887	586

* *Excludes share-based payment charge.*

			Surface production						
Joel	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
264	**202**	**2 699**	**3 161**	**1 612**	**745**	**5 518**	**8 217**	**994**	**9 211**
278	222	2 960	3 304	1 429	734	5 467	8 427	735	9 162
1 086	**765**	**13 163**	**385**	**518**	**532**	**1 435**	**14 598**	**1 376**	**15 974**
1 192	939	15 263	419	547	571	1 537	16 800	881	17 681
34 916	**24 595**	**423 200**	**12 378**	**16 654**	**17 104**	**46 136**	**469 336**	**44 240**	**513 576**
38 323	30 190	490 717	13 471	17 587	18 359	49 417	540 134	28 325	568 459
4.11	**3.79**	**4.88**	**0.12**	**0.32**	**0.71**	**0.26**	**1.78**	**1.38**	**1.73**
4.29	4.23	5.16	0.13	0.38	0.78	0.28	1.99	1.20	1.93
391 795	**499 125**	**414 629**	**414 577**	**434 317**	**518 949**	**460 397**	**419 128**	**357 227**	**413 796**
352 208	396 112	351 108	383 002	369 514	476 532	412 949	356 765	669 695	372 358
792	**1 008**	**838**	**838**	**878**	**1 048**	**930**	**847**	**722**	**836**
804	905	802	875	844	1 088	943	815	1 530	851
1 612	**1 890**	**2 022**	**50**	**140**	**371**	**120**	**745**	**495**	**718**
1 510	1 675	1 810	49	141	371	116	711	803	719
1 008	**761**	**12 970**	**379**	**507**	**550**	**1 436**	**14 406**	**1 494**	**15 900**
1 237	944	15 400	409	551	536	1 496	16 896	846	17 742
32 408	**24 467**	**416 996**	**12 185**	**16 300**	**17 683**	**46 168**	**463 164**	**48 034**	**511 198**
39 771	30 350	495 120	13 150	17 715	17 233	48 098	543 218	27 199	570 417
610 307	**461 552**	**7 855 037**	**228 671**	**305 487**	**331 996**	**866 154**	**8 721 191**	**905 875**	**9 627 066**
609 720	463 388	7 558 140	200 308	271 119	263 210	734 637	8 292 777	414 521	8 707 298
425 489	**381 831**	**5 457 758**	**159 612**	**224 976**	**276 081**	**660 669**	**6 118 427**	**491 544**	**6 609 971**
419 832	371 949	5 358 957	160 478	202 124	272 100	634 702	5 993 659	590 001	6 583 660
(33 734)	**(1 383)**	**(119 568)**	**(4 371)**	**(10 171)**	**7 888**	**(6 654)**	**(126 222)**	**51 051**	**(75 171)**
19 605	1 493	69 374	(3 466)	1 575	(16 025)	(17 916)	51 458	79 522	130 980
391 755	**380 448**	**5 338 190**	**155 241**	**214 805**	**283 969**	**654 015**	**5 992 205**	**542 595**	**6 534 800**
439 437	373 442	5 428 331	157 012	203 699	256 075	616 786	6 045 117	669 523	6 714 640
218 552	**81 104**	**2 516 847**	**73 430**	**90 682**	**48 027**	**212 139**	**2 728 986**	**363 280**	**3 092 266**
170 283	89 946	2 129 809	43 296	67 420	7 135	117 851	2 247 660	(255 002)	1 992 658
14 197	**5 268**	**163 489**	**4 770**	**5 891**	**3 121**	**13 782**	**177 271**	**23 598**	**200 869**
12 505	6 604	156 404	3 180	4 951	524	8 655	165 059	(18 726)	146 333
103 098	**32 263**	**1 048 541**	**4 736**	**14 402**	**17 966**	**37 104**	**1 085 645**	**38 465**	**1 124 110**
111 909	29 802	964 374	576	3 197	18 028	21 801	986 175	40 369	1 026 544
6 697	**2 096**	**68 111**	**308**	**936**	**1 167**	**2 411**	**70 522**	**2 499**	**73 021**
8 218	2 189	70 819	42	235	1 324	1 601	72 420	2 965	75 385
486 728	**541 299**	**494 287**	**426 878**	**462 120**	**552 720**	**486 253**	**493 497**	**385 181**	**484 167**
446 091	427 850	414 291	384 377	375 358	508 105	427 133	415 466	715 516	430 417
983	**1 094**	**999**	**862**	**934**	**1 117**	**982**	**997**	**778**	**978**
1 019	977	946	878	857	1 161	976	949	1 634	983
445 332	**561 454**	**501 430**	**422 997**	**461 111**	**565 351**	**490 977**	**499 393**	**429 121**	**492 792**
407 736	443 413	421 597	386 218	386 406	528 067	437 110	422 371	894 524	444 884
900	**1 134**	**1 013**	**855**	**932**	**1 142**	**992**	**1 009**	**867**	**996**
931	1 013	963	882	883	1 206	998	965	2 043	1 016

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) (US$/IMPERIAL)

			Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	
		Year ended						Underground production		
Ore milled	– t'000	Jun-16	668	630	686	1 088	650	739	232	
		Jun-15	908	603	611	992	670	749	229	
Gold produced	– kg	Jun-16	3 863	2 730	3 988	5 031	2 432	3 387	3 013	
		Jun-15	3 953	2 663	3 118	4 278	2 463	3 824	2 908	
	– oz	Jun-16	124 198	87 772	128 217	161 751	78 190	108 895	96 870	
		Jun-15	127 092	85 618	100 246	137 540	79 187	122 944	93 495	
Yield	– g/tonne	Jun-16	5.78	4.33	5.81	4.62	3.74	4.58	12.99	
		Jun-15	4.35	4.42	5.10	4.31	3.68	5.11	12.70	
Cash operating costs	– R/kg	Jun-16	478 277	387 585	345 457	366 767	426 904	366 814	268 305	
		Jun-15	472 112	402 065	373 876	371 149	397 380	308 156	239 552	
	– $/oz	Jun-16	1 026	831	741	787	916	787	576	
		Jun-15	1 283	1 092	1 016	1 008	1 080	837	651	
Cash operating costs	– R/tonne	Jun-16	2 766	1 680	2 008	1 696	1 597	1 681	3 484	
		Jun-15	2 055	1 776	1 908	1 601	1 461	1 573	3 042	
Gold sold	– Kg	Jun-16	3 822	2 712	3 991	5 029	2 432	3 419	3 015	
		Jun-15	4 297	2 711	3 156	4 337	2 491	3 868	2 947	
	– oz	Jun-16	122 880	87 193	128 314	161 685	78 191	109 923	96 934	
		Jun-15	138 151	87 160	101 468	139 437	80 087	124 358	94 748	
Revenue	(R'000)	Jun-16	2 077 765	1 480 128	2 186 387	2 755 728	1 317 672	1 833 255	1 617 275	
		Jun-15	1 938 854	1 219 563	1 420 103	1 948 230	1 118 128	1 737 965	1 329 685	
Cash operating costs	(R'000)	Jun-16	1 847 583	1 058 108	1 377 684	1 845 207	1 038 231	1 242 398	808 403	
		Jun-15	1 866 258	1 070 700	1 165 744	1 587 777	978 747	1 178 389	696 616	
Inventory movement	(R'000)	Jun-16	(31 307)	(11 402)	(2 519)	(1 125)	(292)	7 570	2 900	
		Jun-15	129 449	21 487	15 055	23 589	12 776	12 463	8 156	
Operating costs	(R'000)	Jun-16	1 816 276	1 046 706	1 375 165	1 844 082	1 037 939	1 249 968	811 303	
		Jun-15	1 995 707	1 092 187	1 180 799	1 611 366	991 523	1 190 852	704 772	
Production profit	(R'000)	Jun-16	261 489	433 422	811 222	911 646	279 733	583 287	805 972	
		Jun-15	(56 853)	127 376	239 304	336 864	126 605	547 113	624 913	
	($'000)	Jun-16	18 035	29 893	55 950	62 876	19 293	40 229	55 588	
		Jun-15	(4 966)	11 127	20 905	29 427	11 060	47 794	54 591	
Capital expenditure	(R'000)	Jun-16	359 512	207 627	323 063	306 858	110 289	322 338	106 156	
		Jun-15	462 863	245 144	403 495	313 317	165 670	295 504	109 910	
	($'000)	Jun-16	24 795	14 320	22 282	21 164	7 607	22 232	7 322	
		Jun-15	40 434	21 415	35 248	27 370	14 472	25 814	9 601	
Cash Operating Cost and Capital	– R/kg	Jun-16	571 342	463 639	426 466	427 761	472 253	461 983	303 538	
		Jun-15	589 203	494 121	503 284	444 388	464 644	385 432	277 347	
	– $/oz	Jun-16	1 226	995	915	918	1 013	991	651	
		Jun-15	1 601	1 343	1 367	1 207	1 262	1 047	754	
All-in sustaining* costs	– R/kg	Jun-16	584 498	473 562	436 477	438 401	493 527	471 876	304 634	
		Jun-15	587 406	501 151	495 644	454 512	479 096	395 669	270 623	
	– $/oz	Jun-16	1 254	1 016	936	940	1 059	1 012	654	
		Jun-15	1 596	1 362	1 347	1 235	1 302	1 075	735	

* Excludes share-based payment charge.

				Surface production						
Joel	Unisel	Target 3	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
542	**424**	**–**	**5 659**	**6 465**	**3 041**	**1 479**	**10 985**	**16 644**	**1 729**	**18 373**
551	417	90	5 820	6 245	2 701	1 472	10 418	16 238	1 825	18 063
2 278	**1 704**	**–**	**28 426**	**804**	**1 065**	**1 103**	**2 972**	**31 398**	**2 257**	**33 655**
2 258	1 695	483	27 643	867	862	1 198	2 927	30 570	2 943	33 513
73 239	**54 785**	**–**	**913 917**	**25 849**	**34 241**	**35 463**	**95 553**	**1 009 470**	**72 565**	**1 082 035**
72 596	54 495	15 529	888 742	27 875	27 713	38 517	94 105	982 847	94 619	1 077 466
4.20	**4.02**	**–**	**5.02**	**0.12**	**0.35**	**0.75**	**0.27**	**1.89**	**1.31**	**1.83**
4.10	4.06	5.37	4.75	0.14	0.32	0.81	0.28	1.88	1.61	1.86
371 080	**442 359**	**–**	**380 522**	**398 122**	**401 033**	**496 991**	**435 858**	**385 760**	**479 196**	**392 026**
334 168	397 615	352 497	366 928	339 896	382 959	377 547	367 988	367 030	391 774	369 203
796	**949**	**–**	**816**	**854**	**860**	**1 066**	**935**	**828**	**1 028**	**841**
908	1 080	958	997	924	1 041	1 026	1 000	997	1 065	1 003
1 560	**1 778**	**–**	**1 911**	**50**	**140**	**371**	**118**	**728**	**626**	**718**
1 369	1 616	1 892	1 743	47	122	307	103	691	632	685
2 245	**1 705**	**–**	**28 370**	**788**	**1 058**	**1 086**	**2 932**	**31 302**	**2 340**	**33 642**
2 330	1 715	502	28 354	881	864	1 230	2 975	31 329	3 003	34 332
72 179	**54 817**	**–**	**912 116**	**25 335**	**34 015**	**34 916**	**94 266**	**1 006 382**	**75 233**	**1 081 615**
74 911	55 138	16 140	911 598	28 324	27 778	39 545	95 647	1 007 245	96 548	1 103 793
1 220 027	**924 940**	**–**	**15 413 177**	**428 979**	**576 606**	**595 206**	**1 600 791**	**17 013 968**	**1 320 396**	**18 334 364**
1 046 231	770 175	222 494	12 751 428	396 398	389 163	551 323	1 336 884	14 088 312	1 346 310	15 434 622
845 321	**753 780**	**–**	**10 816 715**	**320 090**	**427 100**	**548 181**	**1 295 371**	**12 112 086**	**1 081 545**	**13 193 631**
754 551	673 957	170 256	10 142 995	294 690	330 111	452 301	1 077 102	11 220 097	1 152 992	12 373 089
(14 129)	**110**	**–**	**(50 194)**	**(7 837)**	**(8 596)**	**(8 137)**	**(24 570)**	**(74 764)**	**130 573**	**55 809**
14 955	7 904	6 917	252 751	4 947	871	10 839	16 657	269 408	(9 898)	259 510
831 192	**753 890**	**–**	**10 766 521**	**312 253**	**418 504**	**540 044**	**1 270 801**	**12 037 322**	**1 212 118**	**13 249 440**
769 506	681 861	177 173	10 395 746	299 637	330 982	463 140	1 093 759	11 489 505	1 143 094	12 632 599
388 835	**171 050**	**–**	**4 646 656**	**116 726**	**158 102**	**55 162**	**329 990**	**4 976 646**	**108 278**	**5 084 924**
276 725	88 314	45 321	2 355 682	96 761	58 181	88 183	243 125	2 598 807	203 216	2 802 023
26 817	**11 797**	**–**	**320 478**	**8 051**	**10 904**	**3 804**	**22 759**	**343 237**	**7 467**	**350 704**
24 174	7 715	3 959	205 786	8 453	5 083	7 703	21 239	227 025	17 752	244 777
215 007	**62 065**	**–**	**2 012 915**	**5 312**	**17 599**	**35 994**	**58 905**	**2 071 820**	**78 834**	**2 150 654**
182 239	99 428	20 437	2 298 007	3 641	5 979	40 898	50 518	2 348 525	121 121	2 469 646
14 829	**4 281**	**–**	**138 832**	**366**	**1 214**	**2 482**	**4 062**	**142 894**	**5 437**	**148 331**
15 920	8 686	1 785	200 745	318	522	3 573	4 413	205 158	10 581	215 739
465 464	**478 782**	**–**	**451 334**	**404 729**	**417 558**	**529 624**	**455 678**	**451 746**	**514 125**	**455 929**
414 876	456 274	394 810	450 060	344 096	389 896	411 685	385 248	443 854	432 930	442 895
999	**1 027**	**–**	**968**	**868**	**896**	**1 136**	**978**	**969**	**1 103**	**978**
1 127	1 240	1 073	1 223	935	1 059	1 119	1 047	1 206	1 176	1 203
424 617	**496 099**	**-**	**458 094**	**403 907**	**422 205**	**546 949**	**463 492**	**457 819**	**597 398**	**467 526**
384 022	469 246	403 249	452 900	344 319	403 906	422 323	393 875	447 135	514 690	453 044
911	**1 064**	**-**	**983**	**866**	**906**	**1 173**	**994**	**982**	**1 282**	**1 003**
1 043	1 275	1 096	1 231	936	1 097	1 148	1 070	1 215	1 395	1 231



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

H2 FY16 RESULTS

RAND AND US$ RESULTS
FOR THE SIX MONTHS AND YEAR ENDED
30 JUNE 2016

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	Six months ended			Year ended	
		30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Revenue		**9 627**	8 707	7 288	**18 334**	15 435
Cost of sales	2	**(7 780)**	(8 006)	(10 760)	**(15 786)**	(19 053)
Production costs		**(6 535)**	(6 715)	(6 018)	**(13 250)**	(12 632)
Amortisation and depreciation		**(1 084)**	(1 086)	(1 220)	**(2 170)**	(2 472)
Reversal of impairment/(impairment) of assets		**43**	-	(3 471)	**43**	(3 471)
Other items		**(204)**	(205)	(51)	**(409)**	(478)
Gross profit/(loss)		**1 847**	701	(3 472)	**2 548**	(3 618)
Corporate, administration and other expenditure		**(227)**	(182)	(185)	**(409)**	(378)
Social investment expenditure		**(33)**	(25)	(32)	**(58)**	(71)
Exploration expenditure		**(88)**	(103)	(83)	**(191)**	(263)
Loss on scrapping of property, plant and equipment	6	**(64)**	-	(61)	**(64)**	(491)
Foreign exchange translation gain/(loss)	3	**606**	(798)	(125)	**(192)**	(367)
Other expenses (net)		**(31)**	(11)	(9)	**(42)**	(5)
Operating profit/(loss)		**2 010**	(418)	(3 967)	**1 592**	(5 193)
Profit/(loss) from associates	7	**(28)**	35	(25)	**7**	(25)
Profit on disposal of investments		**-**	-	4	**-**	4
Net gain/(loss) on financial instruments		**28**	(13)	(8)	**15**	9
Investment income		**127**	114	118	**241**	229
Finance cost		**(133)**	(141)	(132)	**(274)**	(264)
Profit/(loss) before taxation		**2 004**	(423)	(4 010)	**1 581**	(5 240)
Taxation	4	**(610)**	(22)	595	**(632)**	704
Normal taxation		**(122)**	(1)	7	**(123)**	5
Deferred taxation		**(488)**	(21)	588	**(509)**	699
Net profit/(loss) for the period		**1 394**	(445)	(3 415)	**949**	(4 536)
Attributable to:						
Owners of the parent		**1 394**	(445)	(3 415)	**949**	(4 536)
Earnings/(loss) per ordinary share (cents)	5					
Basic earnings/(loss)		**320**	(102)	(786)	**218**	(1 044)
Diluted earnings/(loss)		**306**	(102)	(786)	**213**	(1 044)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended 30 June 2016 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited on 15 August 2016. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 16).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

| | Six months ended | | | Year ended | |
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Figures in million					
Net profit/(loss) for the period	**1 394**	(445)	(3 415)	**949**	(4 536)
Other comprehensive income/(loss) for the period, net of income tax	**(329)**	472	(6)	**143**	59
Items that may be reclassified subsequently to profit or loss:	**(333)**	472	(11)	**139**	54
Foreign exchange translation gain/(loss)	**(333)**	472	(11)	**139**	54
Items that will not be reclassified to profit or loss:	**4**	-	5	**4**	5
Remeasurement of retirement benefit obligation					
Actuarial gain recognised during the year	**3**	-	8	**3**	8
Deferred taxation thereon	**1**	-	(3)	**1**	(3)
Total comprehensive income/(loss) for the period	**1 065**	27	(3 421)	**1 092**	(4 477)
Attributable to:					
Owners of the parent	**1 065**	27	(3 421)	**1 092**	(4 477)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the year ended 30 June 2016

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2015	**28 324**	**3 787**	**(5 358)**	**26 753**
Share-based payments	**-**	**322**	**-**	**322**
Reversal of provision for odd lot repurchases	**12**	**-**	**-**	**12**
Net profit for the period	**-**	**-**	**949**	**949**
Other comprehensive income for the period	**-**	**143**	**-**	**143**
Balance - 30 June 2016 (Reviewed)	**28 336**	**4 252**	**(4 409)**	**28 179**
Balance - 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	(1)	189	-	188
Net loss for the period	-	-	(4 536)	(4 536)
Other comprehensive income for the period	-	59	-	59
Balance - 30 June 2015 (Audited)	28 324	3 787	(5 358)	26 753

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 30 June 2016 (Reviewed)	At 31 December 2015 (Unaudited)	At 30 June 2015 (Audited)
ASSETS				
Non-current assets				
Property, plant and equipment	6	29 919	30 101	29 548
Intangible assets		870	878	885
Restricted cash		62	55	48
Restricted investments		2 496	2 434	2 384
Investments in associates	7	-	10	-
Investments in financial assets		5	5	5
Inventories		37	36	36
Other non-current receivables	12	172	74	80
Total non-current assets		**33 561**	**33 593**	**32 986**
Current assets				
Inventories		1 167	1 260	1 292
Trade and other receivables	7	654	658	746
Income and mining taxes	4	6	11	30
Derivative financial assets	3	369	-	-
Restricted cash		17	16	16
Cash and cash equivalents		1 256	876	1 067
Total current assets		**3 469**	**2 821**	**3 151**
Total assets		**37 030**	**36 414**	**36 137**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 336	28 324	28 324
Other reserves		4 252	4 358	3 787
Accumulated loss		(4 409)	(5 803)	(5 358)
Total equity		**28 179**	**26 879**	**26 753**
Non-current liabilities				
Deferred tax liabilities		2 413	1 926	1 906
Provision for environmental rehabilitation		2 183	2 364	2 218
Retirement benefit obligation		169	170	163
Other non-current liabilities		16	41	37
Borrowings	8	2 039	3 092	3 399
Total non-current liabilities		**6 820**	**7 593**	**7 723**
Current liabilities				
Borrowings	8	300	299	-
Income and mining taxes	4	40	1	1
Trade and other payables		1 691	1 642	1 660
		2 031	1 942	1 661
Total current liabilities		**2 031**	**1 942**	**1 661**
Total equity and liabilities		**37 030**	**36 414**	**36 137**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Note	Six months ended 30 June 2016 (Unaudited)	Six months ended 31 December 2015 (Unaudited)	Six months ended 30 June 2015 (Unaudited)	Year ended 30 June 2016 (Reviewed)	Year ended 30 June 2015 (Audited)
Cash flow from operating activities						
Cash generated by operations		**2 923**	1 736	921	**4 659**	1 928
Interest and dividends received		**27**	47	46	**74**	101
Interest paid		**(116)**	(39)	(62)	**(155)**	(108)
Income and mining taxes (paid)/refunded		**(83)**	18	21	**(65)**	85
Cash generated by operating activities		**2 751**	1 762	926	**4 513**	2 006
Cash flow from investing activities						
(Increase)/decrease in restricted cash		**(5)**	(7)	8	**(12)**	8
Decrease in restricted investments		**36**	3	30	**39**	31
(Increase)/decrease in loan to associate		**-**	7	-	**7**	(120)
Loan to ARM BBEE Trust	12	**(200)**	-	-	**(200)**	-
Net additions to property, plant and equipment	10	**(1 265)**	(1 168)	(1 428)	**(2 433)**	(2 827)
Cash utilised by investing activities		**(1 434)**	(1 165)	(1 390)	**(2 599)**	(2 908)
Cash flow from financing activities						
Borrowings raised	8	**-**	300	941	**300**	941
Borrowings repaid	8	**(928)**	(1 117)	(793)	**(2 045)**	(793)
Cash generated/(utilised) by financing activities		**(928)**	(817)	148	**(1 745)**	148
Foreign currency translation adjustments		**(9)**	29	9	**20**	(8)
Net increase/(decrease) in cash and cash equivalents		**380**	(191)	(307)	**189**	(762)
Cash and cash equivalents - beginning of period		**876**	1 067	1 374	**1 067**	1 829
Cash and cash equivalents - end of period		**1 256**	876	1 067	**1 256**	1 067

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2016 (Rand)

1 Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2016 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting* . The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

2 Cost of sales

Figures in million	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Production costs - excluding royalty	6 427	6 652	5 976	13 079	12 537
Royalty expense	108	63	42	171	95
Amortisation and depreciation	1 084	1 086	1 220	2 170	2 472
(Reversal of impairment)/impairment of assets[1]	(43)	-	3 471	(43)	3 471
Rehabilitation expenditure/(credit)[2]	(69)	28	(26)	(41)	(6)
Care and maintenance cost of restructured shafts	56	58	69	114	106
Employment termination and restructuring costs	1	15	21	16	251
Share-based payments[3]	224	105	68	329	208
Other	(8)	(1)	(81)	(9)	(81)
Total cost of sales	**7 780**	8 006	10 760	**15 786**	19 053

[1] The net reversal of impairment of long-lived assets in the June 2016 period consists of a reversal of impairment of R738 million on Doornkop, offset by an impairment of R466 million on Hidden Valley and R229 million on Masimong. The June 2015 impairment consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and R43 million on Freddies 9. Refer to note 6 for further details.

[2] Included in the total for the June 2016 period is a credit of R110 million relating to the change in estimate following the annual reassessment.

[3] Due to the low share price at the time of the awarding of performance shares (PS) for 2015, a large number of PS were allocated to employees. The increase in the share price between the award date and the approval date resulted in an increase in the IFRS 2 Share-based payment fair value per award measurement.

3 Foreign exchange translation gain/(loss)

Figures in million	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Translation gain/(loss) on US$ revolving credit facility (a)	135	(800)	(122)	(665)	(382)
Unrealised derivative gain (b)	369	-	-	369	-
Realised derivative gain (b)	77	-	-	77	-
Other	25	2	(3)	27	15
Total foreign exchange translation gain/(loss)	606	(798)	(125)	(192)	(367)
Rand/US$ exchange rate:					
Closing/spot at	14.72	15.62	12.16	14.72	12.16
Average	15.39	13.62	11.91	14.50	11.45

a) Refer to note 8 for details on the US$ revolving credit facility.

b) During February 2016, Harmony entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US Dollar exchange rate at which to convert US dollars to Rands. The nominal value of open forex hedging contracts at 30 June 2016 is US$500 million. The hedging contracts are spread over a 12 month period with a weighted average cap price of US$1=R18.27 and weighted average floor price of US$1=R15.55. The mark-to-market of the derivative asset is R369 million as at 30 June 2016 due to the strengthening of the Rand exchange rate against the US dollar since the conclusion of the forex hedging contracts. As we do not apply hedge accounting, the gains have been recorded in the income statement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2016 (Rand)

4 Taxation

Normal taxation expense increased during the year ended 30 June 2016 due to the increased profitability at most of the South African operations and the inclusion of the unrealised derivative gain of R369 million in determining taxable income.

The deferred tax expense increased during 2016 due to the net increase in the deferred tax rates year on year and utilisation of assessed losses and unredeemed capital by the South African companies. The weighted average deferred tax rates for most South African companies increased as a result of increased forecast profitability of these operations.

5 Earnings/(loss) per share

	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Weighted average number of shares (million)	436.3	435.2	434.7	435.7	434.4
Weighted average number of diluted shares (million)	455.9	436.9	438.6	446.4	438.1
Total earnings/(loss) per share (cents):					
Basic earnings/(loss)	320	(102)	(786)	218	(1 044)
Diluted earnings/(loss)	306	(102)	(786)	213	(1 044)
Headline earnings/(loss)	324	(103)	(16)	221	(189)
Diluted headline earnings/(loss)	310	(103)	(16)	216	(189)
Figures in million					
Reconciliation of headline earnings/(loss):					
Net profit/(loss)	1 394	(445)	(3 415)	949	(4 536)
Adjusted for:					
Profit on disposal of investments[1]	-	-	(4)	-	(4)
Reversal of impairment/(impairment) of assets	(43)	-	3 471	(43)	3 471
Taxation effect on reversal of impairment/(impairment) of assets	12	-	(169)	12	(169)
Profit on sale of property, plant and equipment	(3)	(4)	(5)	(7)	(6)
Taxation effect on profit on sale of property, plant and equipment	-	-	(1)	1	(1)
Loss on scrapping of property, plant and equipment	64	-	61	64	491
Taxation effect on loss on scrapping of property, plant and equipment	(12)	-	(9)	(12)	(67)
Headline earnings/(loss)	**1 412**	**(449)**	**(71)**	**964**	**(821)**

[1] *There is no taxation effect on this item.*

6 Property, plant and equipment

(a) Impairment/reversal of impairment

One of the most significant assumptions that influence the Group's operations' life-of-mine plans and therefore impairment is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Post-tax real discount rates ranging between 8.43% and 11.77% (2015: 7.99% and 12.03%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).

	2017 onwards
US$ gold price ($/ounce)	1 189
US$ silver price ($/ounce)	17.80
Exchange rate (R/US$)	13.86
Exchange rate (PGK/US$)	3.10
Rand gold price (R/Kg)	530 000

For South African operations, values of US$40.86, US$23.35 and US$5.84 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, US$5.84 per ounce was used for indicated and inferred resources.

The annual impairment assessment performed resulted in a net reversal of impairment of R43 million for the 2016 financial year.

- A reversal of R738 million was recorded for Doornkop mainly due to the increased Rand gold price assumption, improvements in operational efficiencies following the restructuring in 2015 and new areas included in the life-of-mine plan based on additional exploration performed during 2016. The recoverable amount is R2.8 billion.
- An impairment of R466 million was recorded for Hidden Valley. The updated life-of-mine plan for Hidden Valley results in lower production in 2017 as the mine undergoes processing of ore stockpiles and a period of care and maintenance, with stripping activities for stage 5 planned to recommence in the 2018 financial year. The recoverable amount is R319 million (US$21.7 million).
- An impairment of R229 million was recorded for Masimong which has a remaining life of mine of three years. The exploration programme to find additional areas of the higher grade B Reef proved unsuccessful and was stopped during 2016. In addition, the grade estimation of the Basal Reef decreased and as a result a portion of the resource was abandoned at 30 June 2016. The recoverable amount is R472 million.

The recoverable amounts for these assets were determined on a fair value less costs to sell basis using the assumptions above in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

The sensitivity scenario of a 10% decrease in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in an additional impairment at Hidden Valley of R319 million and Masimong of R281 million. The decreases noted would have resulted in impairments at Unisel of R162 million, Free State surface assets of R141 million, Other Harmony assets of R46 million and Doornkop of R15 million (as opposed to the reversal recorded of R738 million).

(b) Loss on scrapping of property, plant and equipment

At 30 June 2016, following the annual life-of-mine planning, an amount of R64 million (2015: R491 million) was recorded for various operations as a result of the abandonment of uneconomical areas in the life-of-mine plans of those operations. The abandonment of unprofitable areas in the plans resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal. For June 2015, the scrapping loss recorded mainly related to the life-of-mine optimisation process finalised in December 2014 which resulted in the abandoning of shaft levels and raise lines at Kusasalethu and Masimong.

7 Investment in associate

Harmony's gross portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in December 2014 amounts to R120 million. This loan forms part of the net investment in associate. At 30 June 2016, Harmony set off its share of profits from associate of R7 million against its share of losses of R25 million recorded against the loan in 2015, as well as an additional provision for impairment of R25 million (2015: R15 million). The recoverable amount of the loan at 30 June 2016 is R62 million (2015: R80 million). The fair value measurement of the net investment is classified as level 3 and is non-recurring. The loan is due in December 2016 and has been included in Other receivables - current.

8 Borrowings

During the 2016 financial year R300 million and R400 million was raised and repaid respectively on the R1.3 billion Nedbank revolving credit facility. US$110 million (R1 645 million) was repaid on the US$ revolving credit facility. Refer to note 3 for details on the foreign exchange translation movement.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary at 30 June 2016		
Facility	250	1 300
Drawn down	140	300
Undrawn committed borrowing facilities	110	1 000
Maturity	February 2018	December 2016
Interest rate	LIBOR + 3%	JIBAR + 3.5%

At 30 June 2016, the drawn amount of R300 million on the Nedbank facility is repayable within 12 months and has been reclassified as current. Refer to note 13 for events after reporting date.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2016 (Rand)

9 Financial risk management activities

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 30 June 2016	At 31 December 2015	At 30 June 2015
Available-for-sale financial assets				
Investment in financial assets[1]	Level 3	**5**	5	5
Fair value through profit or loss				
Restricted investments[2]	Level 2	**640**	614	538
Derivative assets[3]	Level 2	**369**	-	-

[1] *Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.*

[2] *The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds.*

[3] *The mark-to-market remeasurement of the forex hedging contracts (zero cost collars) is derived from a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate inputs and discounted at market interest rate.*

For all other financial instruments, fair value approximates carrying value.

10 Net additions to property, plant and equipment

	Six months ended			Year ended	
Figures in million	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Capital expenditure - operations	**1 125**	1 027	1 191	**2 152**	2 470
Capital and capitalised exploration and evaluation expenditure for Golpu	**126**	114	105	**240**	119
Additions resulting from stripping activities at Hidden Valley	**14**	28	138	**42**	236
Other	**-**	(1)	(6)	**(1)**	2
Net additions	**1 265**	1 168	1 428	**2 433**	2 827

11 Commitments and contingencies

Figures in million	At 30 June 2016 (Reviewed)	At 31 December 2015 (Unaudited)	At 30 June 2015 (Audited)
Capital expenditure commitments:			
Contracts for capital expenditure	**264**	166	158
Authorised by the directors but not contracted for	**516**	1 607	257
	780	1 773	415

This expenditure will be financed from existing resources and, where appropriate, borrowings.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2016 (Rand)

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2015. Other than discussed below, there were no significant changes in contingencies since 30 June 2015.

(a) Silicosis

On 13 May 2016, the Johannesburg High Court ordered the certification of a silicosis class and a tuberculosis (TB) class, which are to proceed as a single class against the mining companies acted in the application. The companies requested leave to appeal to the Supreme Court of Appeal (SCA), which was granted on 24 June 2016. Harmony submitted its notice of appeal in respect of the transmissibility of the general damages order on 22 July 2016.

Due to the limited information available on the above claim and potential other claims, and the uncertainty of the outcome of the matter, no costs estimation can as yet be made for the possible obligation.

12 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

(a) Movement in shares owned by directors/prescribed officers for the year ended 30 June 2016:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director) [1]	300 000	-	18 547
Graham Briggs (Chief executive officer) [2]	-	-	46 874
Harry "Mashego" Mashego (Executive director) [3]	-	10 000	7 760
Ken Dicks (Independent non-executive director) [4]	15 000	-	n/a
Johannes van Heerden[5]	-	41 337	13 153

[1] *Purchased on 15 December 2015.*
[2] *Graham Briggs retired on 31 December 2015.*
[3] *Sold on 23 March 2016.*
[4] *Purchased on 8 December 2015.*
[5] *Sold in several tranches during 2016.*

(b) During July 2015, Harmony signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust (the Trust), shareholder of the African Rainbow Minerals Limited. The guarantee was for additional security for the Trust's loan due to Nedbank Limited. The guarantee was subsequently cancelled in April 2016 after Harmony advanced R200 million to the Trust as part of the restructuring and refinancing of the Trust's bank debt. The loan is subordinated and unsecured. The interest rate is market related (3 month JIBAR plus 4.25%) and is receivable on the maturity of the loan on 31 December 2022. At 30 June 2016, the loan to the Trust was tested for impairment and a provision for impairment of R33 million was required. This impairment is included in "Other expenses (net)" in the income statement. The recoverable amount on the Trust loan at 30 June 2016 is R172 million and is recorded in Other non-current receivable in the balance sheet. The fair value measurement is classified as level 3 and is non-recurring.

13 Subsequent events

a) On 7 July 2016, Harmony repaid the remaining R300 million outstanding on the R1.3 billion Nedbank ZAR facility.
b) During July 2016, Harmony entered into short term gold forward sale contracts for a total of 432 000 ounces over a period of 24 months. These contracts create cash certainty for approximately 20% of the Group's total production at an average gold price of R682 000/kg. We will be applying cash flow hedge accounting to these contracts.
c) On 15 August 2016, the board declared a dividend of 50 SA cents for the year ended 30 June 2016, payable on 19 September 2016.

14 Segment report

The segment report follows on page 24.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2016 (Rand)

15 Reconciliation of segment information to condensed consolidated income statements and balance sheets

	Year ended	
	30 June 2016 (Reviewed)	30 June 2015 (Audited)
Figures in million		
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	**18 334**	15 435
Total segment production costs	**(13 250)**	(12 632)
Production profit per segment report	**5 084**	2 803
Depreciation	**(2 170)**	(2 472)
Reversal of impairment/(impairment) of assets	**43**	(3 471)
Other cost of sales items	**(409)**	(478)
Gross profit/(loss) as per income statements[1]	**2 548**	(3 618)

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 30 June 2016 (Reviewed)	At 30 June 2015 (Audited)
Figures in million		
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**657**	762
Undeveloped property	**5 139**	5 139
Other non-mining assets	**168**	199
Wafi-Golpu assets	**1 785**	1 188
	7 749	7 288

16 Review report

These condensed consolidated financial statements for the year ended 30 June 2016 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review report is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

for the year ended 30 June 2016

	Revenue 30 June (R million)		Production cost 30 June (R million)		Production profit/(loss) 30 June (R million)		Mining assets 30 June (R million)		Capital expenditure[#] 30 June (R million)		Kilograms produced[@] 30 June (kg)		Tonnes milled[@] 30 June (t'000)	
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
South Africa														
Underground														
Kusasalethu	2 078	1 939	1 816	1 996	262	(57)	3 766	3 619	360	463	3 863	3 953	668	908
Doornkop	1 480	1 220	1 047	1 092	433	128	2 984	2 239	208	245	2 730	2 663	630	603
Phakisa	2 186	1 420	1 375	1 181	811	239	4 246	4 307	323	403	3 988	3 118	686	611
Tshepong	2 756	1 948	1 844	1 611	912	337	4 161	4 025	307	313	5 031	4 278	1 088	992
Masimong	1 318	1 118	1 038	992	280	126	485	893	110	166	2 432	2 463	650	670
Target 1	1 833	1 738	1 250	1 191	583	547	2 826	2 782	322	296	3 387	3 824	739	749
Bambanani	1 617	1 330	811	705	806	625	807	821	106	110	3 013	2 908	232	229
Joel	1 220	1 046	831	770	389	276	728	578	215	182	2 278	2 258	542	551
Unisel	925	770	754	682	171	88	543	594	62	99	1 704	1 695	424	417
Target 3[(a)]	-	222	-	177	-	45	526	535	-	20	-	483	-	90
Surface														
All other surface operations	1 601	1 338	1 272	1 092	329	246	448	483	59	51	2 972	2 927	10 985	10 418
Total South Africa	17 014	14 089	12 038	11 489	4 976	2 600	21 520	20 876	2 072	2 348	31 398	30 570	16 644	16 238
International														
Hidden Valley	1 320	1 346	1 212	1 143	108	203	650	1 384	79	121	2 257	2 943	1 729	1 825
Total international	1 320	1 346	1 212	1 143	108	203	650	1 384	79	121	2 257	2 943	1 729	1 825
Total operations	18 334	15 435	13 250	12 632	5 084	2 803	22 170	22 260	2 151	2 469	33 655	33 513	18 373	18 063
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 15)	-	-	-	-			7 749	7 288						
	18 334	15 435	13 250	12 632			29 919	29 548						

[#] Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R240 million (2015: R119 million).

[(a)] Target 3 was placed on care and maintenance in October 2014.

[@] Production statistics are unaudited and not reviewed.

The segment report for the year ended 30 June 2015 has been audited. The segment report for the year ended 30 June 2016 has been reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Unaudited)	30 June 2015 (Audited)
Revenue	**625**	639	612	**1 264**	1 348
Cost of sales	**(505)**	(588)	(903)	**(1 090)**	(1 645)
Production costs	**(424)**	(493)	(505)	**(914)**	(1 103)
Amortisation and depreciation	**(70)**	(80)	(102)	**(150)**	(216)
Reversal of impairment/(impairment) of assets	**3**	-	(291)	**3**	(285)
Other items	**(14)**	(15)	(5)	**(29)**	(41)
Gross profit/(loss)	**120**	51	(291)	**174**	(297)
Corporate, administration and other expenditure	**(15)**	(13)	(16)	**(28)**	(33)
Social investment expenditure	**(2)**	(2)	(3)	**(4)**	(6)
Exploration expenditure	**(6)**	(7)	(7)	**(13)**	(23)
Loss on scrapping of property, plant and equipment	**(4)**	-	(5)	**(4)**	(42)
Foreign exchange translation gain/(loss)	**39**	(59)	(10)	**(13)**	(32)
Other expenses (net)	**(2)**	(1)	(1)	**(3)**	-
Operating profit/(loss)	**130**	(31)	(333)	**109**	(433)
Profit/(loss) from associates	**(2)**	3	(2)	**-**	(2)
Net gain/(loss) on financial instruments	**2**	(1)	-	**1**	1
Investment income	**8**	8	10	**17**	20
Finance cost	**(9)**	(10)	(11)	**(19)**	(22)
Profit/(loss) before taxation	**129**	(31)	(336)	**108**	(436)
Taxation	**(40)**	(2)	50	**(44)**	62
Normal taxation	**(8)**	-	1	**(8)**	-
Deferred taxation	**(32)**	(2)	49	**(36)**	62
Net profit/(loss) for the period	**89**	(33)	(286)	**64**	(374)
Attributable to:					
Owners of the parent	**89**	(33)	(286)	**64**	(374)
Earnings/(loss) per ordinary share (cents)					
Basic earnings/(loss)	**21**	(7)	(65)	**15**	(86)
Diluted earnings/(loss)	**20**	(7)	(65)	**15**	(86)

The currency conversion average rates for the six months ended June 2016: US$1 = R15.39 (December 2015: US$1 = R13.62, June 2015: US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).

The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from the 2015 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates* , have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Unaudited)	30 June 2015 (Audited)
Net profit/(loss) for the period	89	(33)	(286)	64	(374)
Other comprehensive income/(loss) for the period, net of income tax	(22)	35	-	10	(367)
Items that may be reclassified subsequently to profit or loss:	(22)	35	(1)	10	(368)
Foreign exchange translation	(22)	35	(1)	10	(368)
Items that will not be reclassified to profit or loss:	-	-	1	-	1
Remeasurement of retirement benefit obligation					
Acturial gain recognised during the year	-	-	1	-	1
Deferred taxation thereon	-	-	-	-	-
Total comprehensive income/(loss) for the period	67	2	(286)	74	(741)
Attributable to:					
Owners of the parent	67	2	(286)	74	(741)

The currency conversion average rates for the six months ended June 2016: US$1 = R15.39 (December 2015: US$1 = R13.62, June 2015: US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).

The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the year ended 30 June 2016 (Convenience translation)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2015	1 924	257	(364)	1 817
Share-based payments	-	22	-	22
Reversal of provision for odd lot repurchases	1	-	-	1
Net profit for the period	-	-	64	64
Other comprehensive income for the period	-	10	-	10
Balance - 30 June 2016 (Unaudited)	1 925	289	(300)	1 914
Balance - 30 June 2014	4 035	(887)	(223)	2 925
Share-based payments	-	16	-	16
Net loss for the period	-	-	(374)	(374)
Other comprehensive income for the period	-	(367)	-	(367)
Balance - 30 June 2015 (Audited)	4 035	(1 238)	(597)	2 200

The currency conversion closing rates for the period ended 30 June 2016: US$1 = R14.72 (June 2015: US$1 = R12.16).

The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 June 2016 (Unaudited)	At 31 December 2015 (Unaudited)	At 30 June 2015 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	2 033	1 927	2 430
Intangible assets	59	56	73
Restricted cash	4	4	4
Restricted investments	170	156	196
Inventories	3	2	3
Other non-current receivables	12	5	7
Total non-current assets	**2 281**	2 150	2 713
Current assets			
Inventories	79	81	106
Trade and other receivables	44	42	62
Income and mining taxes	-	1	2
Derivative financial assets	25	-	-
Restricted cash	1	1	1
Cash and cash equivalents	85	56	88
Total current assets	**234**	181	259
Total assets	**2 515**	2 331	2 972
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	1 925	1 813	4 035
Other reserves	289	278	(1 238)
Accumulated loss	(300)	(371)	(597)
Total equity	**1 914**	1 720	2 200
Non-current liabilities			
Deferred tax liabilities	164	123	157
Provision for environmental rehabilitation	148	151	182
Retirement benefit obligation	11	11	13
Other non-current liabilities	1	3	3
Borrowings	139	198	280
Total non-current liabilities	**463**	486	635
Current liabilities			
Borrowings	20	20	-
Income and mining taxes	3	-	-
Trade and other payables	115	105	137
Total current liabilities	**138**	125	137
Total equity and liabilities	**2 515**	2 331	2 972

The balance sheet for June 2016 converted at a conversion rate of US$1 = R14.72 (December 2015 : US$1 = R15.62, June 2015 : US$1 = R12.16).

The balance sheet at 30 June 2015 has been extracted from the 2015 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Six months ended			Year ended	
	30 June 2016 (Unaudited)	31 December 2015 (Unaudited)	30 June 2015 (Unaudited)	30 June 2016 (Unaudited)	30 June 2015 (Audited)
Cash flow from operating activities					
Cash generated by operations	**190**	127	77	**321**	168
Interest and dividends received	**2**	3	4	**5**	9
Interest paid	**(8)**	(3)	(5)	**(11)**	(9)
Income and mining taxes refunded	**(5)**	1	2	**(4)**	8
Cash generated by operating activities	**179**	128	78	**311**	176
Cash flow from investing activities					
(Increase)/decrease in restricted cash	**-**	-	1	**(1)**	1
Decrease in restricted investments	**2**	-	3	**3**	2
(Increase)/decrease in loan to associate	**-**	1	-	**-**	(10)
Loan to ARM BBEE Trust	**(13)**	-	-	**(14)**	-
Net additions to property, plant and equipment	**(82)**	(86)	(120)	**(168)**	(246)
Cash utilised by investing activities	**(93)**	(85)	(116)	**(180)**	(253)
Cash flow from financing activities					
Borrowings raised	**-**	22	79	**21**	80
Borrowings repaid	**(60)**	(82)	(67)	**(141)**	(65)
Cash generated/(utilised) by financing activities	**(60)**	(60)	12	**(120)**	15
Foreign currency translation adjustments	**3**	(15)	(5)	**(14)**	(22)
Net increase/(decrease) in cash and cash equivalents	**29**	(32)	(31)	**(3)**	(84)
Cash and cash equivalents - beginning of period	**56**	88	119	**88**	172
Cash and cash equivalents - end of period	**85**	56	88	**85**	88

The currency conversion average rates for the six months ended: June 2016: US$1 = R15.39 (December 2015: US$1 = R14.24, June 2015: US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).

Closing balance translated at closing rates of: June 2016 : US$1 = R14.72 (December 2015 : US$1 = R15.62, June 2015 : US$1 = R12.16).

The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

for the year ended 30 June 2016 (Convenience translation)

	Revenue 30 June US$ million		Production cost 30 June US$ million		Production profit/(loss) 30 June US$ million		Mining assets 30 June US$ million		Capital expenditure# 30 June US$ million		Ounces produced@ 30 June oz		Tons milled@ 30 June t'000	
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
South Africa														
Underground														
Kusasalethu	143	169	125	174	18	(5)	256	298	25	40	124 198	127 092	736	1 001
Doornkop	102	107	72	95	30	12	203	184	14	21	87 772	85 618	695	665
Phakisa	151	124	95	103	56	21	289	354	22	35	128 217	100 246	756	674
Tshepong	190	170	127	141	63	29	283	331	21	27	161 751	137 540	1 200	1 095
Masimong	91	98	72	87	19	11	33	73	8	15	78 190	79 187	716	739
Target 1	126	152	86	104	40	48	192	229	22	26	108 895	122 944	814	826
Bambanani	112	116	56	62	56	54	55	68	7	10	96 870	93 495	256	253
Joel	84	91	57	67	27	24	49	48	15	16	73 239	72 596	597	607
Unisel	64	67	52	60	12	7	37	49	4	9	54 785	54 495	467	460
Target 3(a)	-	19	-	15	-	4	36	44	-	2	-	15 529	-	99
Surface														
All other surface operations	110	117	88	95	22	22	30	40	4	4	95 553	94 105	12 112	11 488
Total South Africa	1 173	1 230	830	1 003	343	227	1 462	1 718	142	205	1 009 470	982 847	18 349	17 907
International														
Hidden Valley	91	118	84	100	7	18	44	114	5	11	72 565	94 619	1 906	2 012
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total international	91	118	84	100	7	18	44	114	5	11	72 565	94 619	1 906	2 012
Total operations	1 264	1 348	914	1 103	350	245	1 506	1 832	147	216	1 082 035	1 077 466	20 255	19 919

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$16 million (2015: US$10 million).
(a) Target 3 was placed on care and maintenance in October 2014.
@ Production statistics are unaudited and unreviewed.

The segment report for the year ended 30 June 2015 has been audited. The segment report for the year ended 30 June 2016 has not been reviewed or audited.

DEVELOPMENT RESULTS

6 month average
January 2016 – June 2016

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	472	344	9.41	149.00	1 402
B Reef	529	544	155.12	13.21	2049
All Reefs	1 001	888	98.67	18.23	1 799
Phakisa					
Basal	822	844	58.92	21.30	1 255
All Reefs	822	844	58.92	21.30	1 255
Bambabani					
Basal	62	56	197.50	10.09	1 993
All Reefs	62	56	197.50	10.09	1 993
Doornkop					
Main Reef		39	46.00	4.93	227
South Reef	625	585	62.98	15.32	965
All Reefs	625	624	61.92	14.83	918
Kusasalethu					
VCR Reef	575	448	109.13	9.30	1 015
All Reefs	575	448	109.13	9.30	1 015
Target 1					
Elsburg	83	90	260.90	1.73	451
All Reefs	83	90	260.90	1.73	451
Masimong 5					
Basal	447	317	75.97	16.37	1 243
B Reef	320	374	74.62	22.68	1 692
All Reefs	766	691	75.24	19.76	1 486
Unisel					
Basal	251	190	136.35	13.95	1 903
Leader	709	588	217.64	4.82	1 050
All Reefs	960	778	197.79	6.36	1 258
Joel					
Beatrix	1 194	1 107	122.16	7.69	940
All Reefs	1 194	1 107	122.16	7.69	940
Total Harmony					
Basal	2 053	1 751	65.12	21.13	1 376
Beatrix	1 194	1 107	122.16	7.69	940
Leader	709	588	217.64	4.82	1 050
B Reef	849	918	122.32	15.56	1 904
Elsburg	83	90	260.90	1.73	451
South Reef	625	585	62.98	15.32	965
VCR	575	448	109.13	9.30	1 015
Main Reef		39	46.00	4.93	227
All Reefs	6 087	5 526	108.67	11.46	1 246

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 548	1 129	4.00	4.03	16
B Reef	1 736	1 785	61.00	0.39	24
All Reefs	3 284	2 913	39.00	0.53	21
Phakisa					
Basal	2 696	2 769	23.00	0.63	14
All Reefs	2 696	2 769	23.00	0.63	14
Bambabani					
Basal	203	184	78.00	0.29	23
All Reefs	203	184	78.00	0.29	23
Doornkop					
Main Reef		128	18.00	0.15	3
South Reef	2 049	1 919	25.00	0.44	11
All Reefs	2 049	2 047	24.00	0.44	11
Kusasalethu					
VCR Reef	1 887	1 470	43.00	0.27	12
All Reefs	1 887	1 470	43.00	0.27	12
Target 1					
Elsburg	271	295	103.00	0.05	5
All Reefs	271	295	103.00	0.05	5
Masimong 5					
Basal	1 465	1 040	30.00	0.48	14
B Reef	1 049	1 227	29.00	0.67	19
All Reefs	2 514	2 267	30.00	0.57	17
Unisel					
Basal	823	623	54.00	0.40	22
Leader	2 325	1 929	86.00	0.14	12
All Reefs	3 149	2 552	78.00	0.19	14
Joel					
Beatrix	3 918	3 632	48.00	0.22	11
All Reefs	3 918	3 632	48.00	0.22	11
Total Harmony					
Basal	6 736	5 745	26.00	0.61	16
Beatrix	3 918	3 632	48.00	0.22	11
Leader	2 325	1 929	86.00	0.14	12
B Reef	2 785	3 012	48.00	0.46	22
Elsburg	271	295	103.00	0.05	5
South Reef	2 049	1 919	25.00	0.44	11
VCR	1887	1 470	43.00	0.27	12
Main Reef		128	18.00	0.15	3
All Reefs	19 970	18 130	43.00	0.33	14



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 17, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director